Exhibit 14

LUMERA CORPORATION

Code of Conduct

Code of Conduct – General Policy

Lumera conducts its business in compliance with all applicable laws, rules and regulations and with the highest levels of integrity. This is important to the customers who purchase our products, to our shareholders, to our community, to those government agencies with whom Lumera does business and those that regulate the Company, and to ourselves.

This policy applies to Lumera’s directors, officers and employees. As employees, as a condition of employment, you are expected to comply with the Lumera Code of Conduct and its underlying policies and procedures. When in doubt, you have the responsibility to seek clarification from your supervisor or, if necessary, from Human Resources or Legal. Violations of ethical and legal standards are grounds for disciplinary action, up to and including discharge, and possible legal proceedings. Review this Code of Conduct and make sure that these policies guide your actions.

Code of Conduct – Importance of Code

Lumera is built on a foundation of high, consistent guiding principles that include, respect, teamwork, accountability, a sense of fairness and collegiality. Commitment and adherence to these principles help us maintain our leadership position.

In addition, adherence to these guiding principles means being in full compliance with the law and conducting all Company business fairly, honestly and ethically. At Lumera, we rely on every employee to make the right decisions.

This Code of Conduct provides a clear set of standards that employees at all levels are expected to follow on a daily basis. However, it is not a complete statement of all policies affecting an employee’s employment, and it is subject to change or modification at any time by Lumera. These standards should be used as a reference guide in addition to Lumera’s policies and guidelines, including the Employee Handbook, required for your specific job. Also, this Code of Conduct does not create an employment contract; nor does it alter any employee’s status as an employee at will.

Supervisors have a special responsibility to lead by example, to foster an environment that promotes integrity and compliance and to assist other employees in understanding and following this Code of Conduct.

Code of Conduct – Employee’s Role

Review this Code of Conduct carefully and keep it in a convenient place so you can refer to it, as needed. If you have any suggestions for improving the Company’s overall compliance performance, your thoughts are always welcome. Likewise, if there is any part of this Code of Conduct that you don’t understand, or if you are not sure how to handle a situation, please contact your supervisor or Human Resources.

Code of Conduct – Guidance for Employees

No single document, including this Code of Conduct, can provide all the answers. If you are ever uncertain about something you intend to do, it is very important that you seek advice before acting. You also have an obligation to let us know if you see or learn something that suggests that either the Code of Conduct, Company policy, or the law has been violated. Use the communication method with which you are most comfortable. The most important thing is that you let us know.

Your resources include your supervisor, various policies and procedures, or an appropriate department, such as Human Resources or Legal.

Open Door

Lumera believes you should have the opportunity to speak openly and be treated fairly. We call this the Open Door philosophy. The best way to use the Open Door for bringing up ideas, concerns and issues is to talk to your immediate supervisor or his/her supervisor. Additionally, you can also contact a Human Resources representative.

YOU WILL NOT BE RETALIATED AGAINST FOR RAISING A QUESTION OR CONCERN WHEN USING THE OPEN DOOR.

Code of Conduct – Employee Relations

Value Our Diversity

Our Company benefits from a diverse workforce that recognizes its differences as well as its similarities. This adds to our culture of openness, teamwork and mutual respect.

Lumera values diversity in individuals, including the unique set of abilities and perspectives that each employee brings to the Company, reflecting his/her own life experiences. Lumera is committed to creating and supporting a diverse workforce where we respect one another for the value each of us brings to the workplace.

Discrimination

Lumera is committed to providing equal opportunity for all qualified applicants and employees without regard to race, color, religion, sex, age, national origin, ancestry, sexual orientation, marital status, disability, military status, political beliefs or other legally protected status. The Company’s policy applies to all aspects of employment including recruitment, hiring, job assignments, promotions, working conditions, scheduling, benefits, wage and salary administration, disciplinary action, termination, and company-sponsored social, educational and recreational programs. Also, Lumera provides reasonable accommodations for all qualified individuals with disabilities, in accordance with law.

All employees, including supervisors, have the responsibility to maintain an environment free from discrimination. If you believe this policy has been violated, report the matter immediately to your supervisor or Human Resources.

Sexual Harassment

Lumera is committed to providing and maintaining a workplace that is free of sexual harassment. This policy applies to employees at all levels of the Company.

Prohibited sexual harassment includes inappropriate or unwelcome sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature that unreasonably interferes with an employee’s work performance or creates an intimidating, hostile, humiliating or sexually offensive working environment. In addition, no supervisor, male or female, may sexually harass any employee by making submission to or rejection of sexual advances, requests for sexual favors or other verbal or physical conduct of a sexual nature either explicitly or implicitly a term or condition of employment or a basis for employment decisions.

Likewise, it is unlawful to retaliate against an employee for making or filing a complaint of sexual harassment or for cooperating in an investigation of a complaint of sexual harassment.

Examples of Sexual Harassment

The following are examples of sexual harassment:

•	An employee engages in a pattern of unwelcome sexual language or conduct that is sufficiently severe or pervasive that it interferes with the job performance of co-workers.

•	An employee rejects the sexual advances of his/her supervisor and, in retaliation, the supervisor terminates the individual’s employment.

Lumera will determine if particular language or conduct is subject to disciplinary action under this policy on an individual basis, in light of all of the circumstances. The following, however, are additional examples of conduct that all employees of the Company are cautioned to avoid. This is not an exhaustive list.

•	Comments to, or about, any employee or his/her appearance that are sexually graphic or would otherwise tend to be degrading

•	Any physical contact of a sexual nature

•	Repeated flirtations or requests for dates

•	Following a person and/or stalking

•	Unwelcome and/or inappropriate communication via letters, phone calls, E-mail, etc.

•	Jokes or other remarks with sexual content that are graphic or may otherwise be offensive to others

•	Display of objects, posters or pictures of a sexual nature

•	Leering, prolonged staring, whistling, brushing against the body, sexual gestures, suggestive or insulting comments or innuendo of a sexual nature

•	Asking about one’s sexual conduct

•	Discussing one’s sexual activities

•	A repetition of any words or conduct of a sexual nature after the person addressed has indicated that such words or conduct is unwelcome

Procedures for Reporting Sexual Harassment

Sexual harassment is unlawful. If you believe that you or a fellow employee has been harassed or treated unfairly, immediately notify your supervisor, a member of Management and/or a Human Resources representative.

The following is an outline of the procedure that Lumera will pursue once a complaint has been brought to the attention of the Company:

•	A prompt and impartial investigation of the complaint will be conducted. That investigation may include (but will not necessarily be limited to) interviews with the employee who made the complaint, with the person or persons against whom the complaint was made and with other employees who may have witnessed the reported incident or incidents.

•	Upon completion of the investigation, the individual who conducted that investigation will meet separately with the employee who made the complaint and the employee or employees against whom the complaint was made, to report the results of the investigation and, where appropriate to inform the parties of the steps that will be taken to correct the situation.

Lumera will share information arising out of a complaint or investigation of sexual harassment only on a need-to-know basis in order for an effective investigation to be conducted. Any manager or supervisor who receives a complaint of sexual harassment from an employee or who otherwise knows or has reason to believe that an employee has been subjected to sexual harassment must report the incident promptly to Human Resources.

If Lumera determines that inappropriate conduct has occurred, the Company will take all appropriate remedial action, including firm disciplinary action up to, and including, termination of employment.

Workplace Harassment

Lumera also recognizes that harassment on the basis of race, religion, disability or other legally protected status is a form of discrimination. Prohibited conduct includes, but is not limited to, racial or ethnic slurs and epithets, ethnic jokes or any joke that would demean a person, making inappropriate gestures to demonstrate a person’s disability, or conduct that creates a hostile environment. Employees should also avoid using profanity in the workplace.

You are responsible for your actions. Those who violate this policy are subject to disciplinary action up to, and including, termination of employment. If you believe that you or a fellow employee has been harassed or treated unfairly, immediately notify your supervisor and/or Human Resources representative.

Weapons and Workplace Violence

Lumera does not tolerate violent behavior or threats of violence; nor will it tolerate an employee bringing a weapon on its premises. The responsibility for preserving a safe and respectful working environment lies with each of us. Employees must comply with both the letter and the spirit of this policy.

Employees are prohibited from engaging in violence or the threat of violence, in any form, while on Lumera property or while engaged in Lumera business, whether on or off its property. Violence and threats of violence are also prohibited when directed at an employee, a customer or anyone else with whom the employee has come in contact through Lumera, whether the prohibited conduct occurs during working time or at any other time.

Conduct prohibited by this policy includes not only physical assault, but also threats, verbal abuse, harassment and intimidation, whether directed at supervisors, employees, vendors, visitors or members of the public. Prohibited conduct includes, but is not limited to, the following. This is not an exhaustive list.

•	Causing physical injury to another person

•	Stalking, harassing or intimidating another individual, whether in person or by telephone, E-mail or other means

•	Making a statement that connotes violence, contains a general threat of violence or contains a threat directed against one or more individuals

•	Engaging in aggressive or hostile language or conduct that would be offensive or intimidating to a reasonable person

•	Causing damage to property, whether property of Lumera, an employee or a third party, whether through anger, malice or otherwise

Procedures for Reporting Workplace Violence

If you experience, observe or otherwise become aware of conduct that may be in violation of this policy, report the matter promptly to your supervisor or to Human Resources. Those holding a supervisory or managerial position must immediately report to Human Resources any known or suspected violation of this policy.

Lumera investigates and addresses all reported violations of this policy. Any employee who exhibits violent behavior or who otherwise violates this policy will be met with immediate and appropriate action up to, and including, termination of employment. Law enforcement authorities may be notified.

Health and Safety

The safety of employees, customers and others is a top priority, and the Company is committed to providing and maintaining a clean, safe work environment. Whether you work in a store, distribution center or office, you can help keep the workplace safe by:

•	Immediately reporting any workplace accident and/or any injury, no matter how minor, to your immediate supervisor or a member of management

•	Not attempting to move an injured person (instead request medical attention)

•	Immediately reporting any potential hazards (that you cannot correct yourself), no matter how minor, to your supervisor or Facilities

Being prepared to deal with a safety issue is very important! Please take the time to learn the safety guidelines and procedures specific to your location.

Substance Abuse

Employees are prohibited from possessing, using or being under the influence of alcohol on Company property.

Employees may not, under any circumstances, use, possess, buy, sell or be under the influence of any illegal drug while on Company premises or while performing any job-related activity, whether on or off Company premises. An “illegal drug” means any controlled substance that cannot be obtained legally or that, although available legally (that is, by prescription), has been obtained illegally.

Employees are not prohibited from use or possession of a drug in accordance with a valid medical prescription; however, employees are strongly encouraged to tell their supervisor about any prescribed drug that could impair their ability to perform their jobs safely and/or effectively.

Employee Wage and Hour Rules

Lumera’s practices are based on applicable laws and are designed to protect the interests of the Company and its employees.

All positions at Lumera have been classified as “exempt” or “non-exempt” with respect to eligibility for overtime pay. Non-exempt employees are eligible for overtime pay and may not work while “off the clock.” Such conduct is prohibited and will result in disciplinary action up to, and including, termination. A supervisor must authorize any overtime work by a non-exempt employee.

Code of Conduct – Integrity

Honesty

You are expected to be honest and to conduct yourself in a manner that upholds Company values. Examples of dishonesty include any false or misleading statement and any theft or deliberate act that results in loss of value of others’ property, whether the property belongs to Lumera, another employee, a customer or anyone else, regardless of the value of that property.

Conflicts Of Interest

Lumera expects you to always perform your duties in the best interests of the Company. Scrupulously avoid situations or positions that present an actual or potential conflict of interest or that may give rise to the appearance of a conflict between your personal interest and your duties to the Company.

A conflict of interest occurs when the personal interests or activities of an employee, or a relative or household member of that employee, or someone with whom the employee has an intimate relationship, interfere with, or appear to interfere with the employee’s performance of his/her duties for the Company or with the interests of the Company as a whole. A conflict of interest also occurs when an employee is in a position to influence a decision that may result in a personal gain for that employee or for a relative as a result of the Company’s business dealings. Personal gain results not only in cases where an employee or his/her relative has a significant ownership in a company with which Lumera does business, but also when an employee or a relative receives any kickback, bribe, gift or special consideration as a result of any transaction or business dealings involving Lumera. (For the purposes of this policy, an employee’s relatives include those related to the employee by blood or marriage and all members of the employee’s household, as well as anyone with whom the employee has an intimate relationship.)

Carefully review your own situation for any conflicts of interest. If you have any ability to influence a transaction involving purchases, contracts or leases of the Company, disclose the existence of any actual or potential conflict of interest to your supervisor as soon as the conflict or potential conflict arises so that safeguards can be established to protect all parties. In consultation with the Legal Department, your supervisor will determine whether a conflict actually exists and if any action should be taken. If at any time you have a question about a possible conflict of interests, you should promptly contact your supervisor or the Legal Department.

While it is not possible to list all circumstances that constitute a conflict of interest, the following list gives some examples of situations that must be avoided by you, your relatives or members of your household, or anyone with whom you have an intimate relationship:

•	Accepting from a person or entity that does business, or is seeking to do business, with Lumera any form of compensation (e.g., cash, securities, investments, options or rights) or any other gift of more than nominal value (See also “Gifts and Entertainment”)

•	Accepting any type of concurrent employment without notification and, where necessary, approval of your supervisor – including consulting or a directorship with a competitor or vendor

•	Having a substantial (1% or more) investment in a competitor or vendor (including an investment by you and/or a member of your immediate family or household)

•	Influencing the Company on behalf of a third party to purchase a particular product or service when such purchase will result in a benefit, financial or otherwise, to you or any of your relatives

•	Engaging in real estate or other property transactions in which the Company has an interest

•	Speculating or dealing in equipment, supplies, materials or property purchased or sold by the Company

•	Having an intimate relationship with an employee for whom you have oversight or supervisory responsibility

As an employee, you should never take for yourself personally (or for a relative) any business or other opportunity that you discover through the use of Company property or information or because of your position at Lumera. You cannot use Company property or information or your position at Lumera for your personal gain and you are prohibited from competing with Lumera while you are an employee of the Company.

Inside Information And Trading In Company Securities

Lumera prohibits trading, and tipping others to trade, when you know material non-public information about Lumera or any other company.

Lumera is a “public” company, which means that its stock is publicly traded. Lumera stock is traded on the NASDAQ Stock Market. Through the course of your work, you may become aware of confidential information about Lumera. While Lumera policy requires that you keep such information confidential, there are also laws that address securities trading by people who have certain confidential information.

It is illegal for any person, either personally or on behalf of others, to trade in securities on the basis of material, nonpublic information. It is also illegal to communicate (to “tip”) material, nonpublic information to others so they may trade in securities on the basis of that information. These illegal activities are commonly referred to as “insider trading.” Penalties for insider trading (including “tipping”) are very severe and include the possibility of large fines and prison terms.

What information is material? All information that a reasonable investor might consider important in deciding whether to buy, sell or hold securities is considered material. Information that is likely to affect the price of securities is almost always material. Examples of material information are:

•	sales

•	financial results

•	financial forecasts or changes in such forecasts

•	changes in dividends

•	a stock split

•	possible mergers, acquisitions, joint ventures and other purchases and sales of companies and investments in companies

•	purchase or sale of significant assets

•	significant expansion or curtailment of operations

•	major financing developments

•	changes in senior management

•	major litigation developments

•	adoption of a stock repurchase program or changes to an existing program

Either positive or negative information may be material. Material information may include information concerning Lumera on a consolidated basis or concerning a Lumera subsidiary.

What is nonpublic information? Information is considered to be nonpublic unless it has been effectively disclosed to the public and there has been adequate time for the market as a whole to digest that information. Examples of effective disclosure include public filings with the Securities and Exchange Commission, Company press releases, Company meetings with members of the press and the public and conference calls or webcasts by the Company that are open to the public. At least one full business day of general availability may be required for information to be considered public.

What are prohibited transactions? When you know material information about Lumera that has not been made public, you are prohibited from the following activities: trading in Lumera securities; advising others whether to buy, hold or sell Lumera securities; having others trade for you in Lumera securities; disclosing the information to anyone else who might then trade; and assisting anyone in any of the above activities. This prohibition continues whenever and for as long as you know the material, nonpublic information. The same trading restrictions apply to your relatives and others living in your household or with whom you have an intimate relationship, even if you do not actually “tip” them as to material, nonpublic information. You are responsible for compliance with this policy. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency) are not an exception to the prohibition on insider trading. If you are not sure whether information is public or material, contact the Legal Department.

Officers, Directors and 10% Shareholders.

Officers, directors and 10% stockholders of public companies are subject to additional restrictions and requirements under federal securities laws. If you are unsure about the applicability of these restrictions and requirements to you, please consult the Legal Department.

Gifts and Entertainment

Lumera recognizes that in some instances, gifts and entertainment can provide an entirely appropriate means of furthering a business relationship. However, no employee, officer or director should accept or provide gifts of more than $50 in connection with their business dealings. The receipt of any such gift over $50 should be returned immediately. Normal business courtesies involving no more than ordinary amenities (such as lunch, dinner, a spectator event, or a golf game) are permitted, as are token non-cash gifts of nominal value. However, do not participate in a vendor-paid activity if it might create a sense of obligation, compromise your professional judgment or create the appearance that it might do so. In deciding whether your participation is appropriate, consider whether public disclosure would embarrass you or the Company. The guiding principle is that no gift, favor or entertainment should be accepted or provided if it will obligate, or appear to obligate, the recipient. If you are uncertain about the propriety of a gift, you should contact the Legal Department for guidance.

Separate and more stringent gift, meals, and entertainment rules apply to dealings with government officials. Federal and state anti-kickback laws prohibit Lumera and its representatives from knowingly and willfully offering, paying, requesting, or receiving any money or other benefit, directly or indirectly, in return for obtaining or rewarding favorable treatment in connection with the award of a government contract. Any employee who becomes aware of any such conduct should immediately report it to the Legal Department.

The anti-kickback laws must be considered whenever something of value is given or received by Lumera or its representatives or affiliates that is in any way connected to work performed for the government. There are many transactions that may violate the anti-kickback rules. As a result, no one acting on behalf of Lumera may offer or accept gifts, loans, rebates, services, or payment of any kind to or from government agencies, government suppliers and vendors without first consulting the Legal Department.

The Company prohibits offering, giving, soliciting or receiving any form of bribe or kickback. There are serious penalties, including criminal sanctions, for this conduct.

Confidential Information

As an employee, you may be or are entrusted with confidential information, such as business or marketing plans, supplier information, software or product design, existing and future merchandise information or human resources information. Confidential information includes all nonpublic information that might be of use to the Company’s competitors, or that may be harmful to the Company or its customers, if disclosed. You are expected to maintain the confidentiality of such information entrusted to you by the Company or its customers. If you leave the Company, you must return all Company materials and property.

Company information should be used only for Company purposes and should not be disclosed to anyone outside of Lumera unless approved by the Company’s Chief Executive Officer, Chief Financial Officer, President, or General Counsel or under a non-disclosure agreement approved by the Legal Department. Within the Company, only those employees who “need to know” should have access to confidential information.

When dealing with confidential materials and information:

•	Never leave confidential information in a place where others can see it.

•	Clearly indicate that the information is confidential.

•	Be careful when sending confidential information to an unattended fax machine, printer or in an unsecure manner via the Internet.

•	Never discuss confidential matters in a place where others may hear.

The Company also respects the confidentiality of others. Here are some basic rules to follow:

•	Do not bring proprietary papers or computer records from previous employers to the Company.

•	Do not accept or use anyone else’s confidential information except under an agreement approved by the Legal Department.

•	Be ethical in obtaining information about the marketplace.

If you have any questions regarding confidential information, please contact the Legal Department.

Protection and Proper Use Of Company Assets, Including Our Name, Brands And Trademarks

Protect the Company’s assets and ensure that they are used efficiently. Theft, carelessness and waste have a direct impact on the Company’s profitability. All of the Company’s assets are to be used for legitimate business purposes.

Our brands and trademarks are extremely important to our success and must be used properly and protected from others’ misuse. Similarly, be sure to follow the law as it relates to the protection of the trademarks, patents and copyrights of others. For example, use software only in accordance with the license for that software. Do not make or use unauthorized copies. Likewise, do not copy the designs of others or knowingly buy products which incorporate copies of others’ designs. Respect third parties’ trademark rights and do not knowingly buy products with third parties’ trademarks unless the third party consents. Written materials may also be subject to copyright protection and should only be copied when permitted.

The Company does not knowingly destroy or discard evidence. If you are informed, or have reason to believe, that Company records may be relevant to a pending or threatened legal action or proceeding such records must be retained. If the Company receives a subpoena, a request for records or other legal papers or if we have reason to believe that such an event is likely, the Company will retain all relevant records. If you receive such a request, notify the Legal Department immediately and provide a copy of the request.

Accounting, Accounting Controls and Audit Matters

Lumera is committed to compliance with all applicable securities laws and regulations, accounting principles and standards, internal controls and audit practices adopted by Lumera. Employees of the Company with accounting, finance, treasury, tax and investor relations responsibility have a special obligation to assure that accounting information and financial reports are complete and accurate. All employees have a responsibility to report suspected violations of financial accounting or reporting standards or audit matters.

Good faith complaints by employees regarding accounting, internal controls and auditing matters may be submitted to the Company via the Human Resource Department.

All employees are encouraged to raise concerns regarding questionable accounting and auditing matters. Employees may submit their complaints regarding questionable accounting and auditing matters on a confidential and anonymous basis by submitting an anonymous letter to the director of the Human Resource Department who will deal with it appropriately.

Complaints submitted via physical delivery should be marked “CONFIDENTIAL.” Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate investigation of the complaint.

Employees are encouraged to report as much detailed information as possible about the basis for their concerns or complaints. Reports will be promptly investigated and corrective action will be taken if warranted by the investigation.

Lumera and its officers, employees and agents will not retaliate against an employee for raising good faith complaints or concerns regarding accounting, internal controls and auditing matters of the Company. Any such retaliation is a violation of US law as well as company policy.

Auditors

Every public company must retain auditors to audit its financial statements. Lumera provides its auditors with complete access to its books and records. Any action by an employee that is intended to improperly influence, coerce, manipulate or mislead an auditor is illegal and will not be tolerated by Lumera.

Electronic Resources and Communications

The Lumera electronic resources (its computer network and all computer hardware and software, including its E-mail system and Internet connections, and its other communications equipment and systems, including its telephones and voice mail system) are important assets of the Company provided to employees in order to facilitate business communications. The use of these electronic resources requires common sense, good judgment and awareness that the improper use of these tools could expose the Company to unnecessary legal and financial risk.

Our basic goals as employees include the following:

•	To protect Lumera’s electronic resources.

•	To protect the security of Lumera’s computer networks and computer hardware and the information stored on them.

•	To comply with established guidelines for access to Lumera information.

•	To understand the risks and protect the security of electronic communications.

•	To comply with vendor licensing agreements.

•	To ensure that all hardware, software and other programs function properly.

Computer Access

Use of Lumera’s computer hardware or its network is limited to employees unless authorized by a Manager.

Use only approved remote access methods to dial in to the Lumera computer network or to connect to a non-Lumera network. Additionally, always follow any Company procedures designed to maintain the security of such remote access communications.

Software Installation, Copying and Use

The Company purchases licenses to use copies of software for the operation of our business. Copying of these software programs in violation of the license, whether by an employee or anyone else, may place the Company at risk of civil or even criminal liability under copyright infringement laws. Employees may not make, acquire or use illegal copies of computer software on Company computers or use unauthorized copies of Company licensed software on home computers.

Also, never remove, disable or bypass software installed to protect against viruses.

Desktop, Notebook Computers and PDAs

The computer hardware in Company offices, and that provided to employees for work outside the office, and all of the information on that hardware are the property of the Company. The Company may access and review any information stored on Lumera equipment in the interests of protecting Company assets. The Company cannot and does not ensure the privacy, confidentiality or security of any personal information stored on its computers (especially those connected to a network) or on any other computer equipment connected through a network with our equipment.

Voice Mail, E-mail, Intranet and the Internet

Voice mail, electronic mail (“E-mail”), Intranet and Internet access are important assets of the Company shared by employees in order to enhance information and business communications. The use of these electronic resources requires common sense, good judgment and an awareness that the improper use of these tools could expose the Company to unnecessary legal and financial risk. All such communications sent and received internally or externally via these resources are Lumera property. Therefore, do not expect any message transmitted using this equipment or these systems to be private.

In order to protect our electronic resources and provide a secure computing environment, it is important for you to follow these guidelines:

Use of E-Mail, Voice Mail, Intranet and the Internet

The Company’s E-mail and voice mail systems are to be used principally to transmit routine business information to assist employees in performing their day-to-day functions. In composing and sending E-mail, take into consideration that E-mail messages are considered documents, just like any other writing. Electronic documents and messages, including those that have been deleted, have the potential to reflect poorly on the employee and the Company. Also, electronic documents and messages could be subject to discovery in any litigation involving the employee or the Company.

The following is a list of unacceptable uses of the Company’s E-mail, voice mail, Intranet and Internet systems. This is not an exhaustive list.

•	Solicitation for political, religious or other personal causes;

•	Any mass or group mailing for any purpose other than Company business;

•	Use of electronic communications to send chain letters;

•	Transmission of material that is false, derogatory, profane, vulgar or sexually explicit, or any other material that the Company considers offensive (e.g., a racial or ethnic slur);

•	Downloading from the Internet of sexually explicit or other offensive materials, software programs, or any copyrighted or trademarked materials;

•	Viewing or posting messages to Web sites that contain sexually explicit, racist or other material that the Company considers offensive;

•	Attempting to disguise your name or the origin of any transmission over any of the Company’s communication systems;

•	Engaging in any criminal activity;

•	Accessing the E-mail or voice mail of any other employee without the approval of that employee or the approval of a supervisor, unless there is a pressing business reason to do so;

Chat Rooms, Message Boards and Confidentiality

Never disclose in chat rooms, post to electronic message boards, or disclose in any public setting any confidential, proprietary, personal or business information related to the Company, including but not limited to information about its business, financial condition, people or employment practices. Never gossip about Lumera matters outside the Company, including online.

Complaints

If you believe you are receiving inappropriate E-mail or voice mail messages, immediately notify your supervisor, manager and/or Human Resources representative.

Interacting With The Government

Lumera values its good relations with all governmental authorities. We are committed to being a “good corporate citizen” and are proud of the contributions we’ve made to help the communities where we do business.

The Company’s policy is to deal honestly and fairly with government representatives and agents and to comply with valid and reasonable governmental requests and processes. Be truthful and straightforward in your dealings with governmental representatives and do not direct or encourage another employee (or someone else) to provide false or misleading information to any government agent or representative. Do not direct or encourage anyone to destroy records relevant to a fact-finding process or other legal process.

Although unlikely, a government representative may seek to interview you regarding Lumera’s business activities or your work at the Company. If you are contacted by a government agent or representative and asked to provide information, contact the Legal Department promptly.

Occasionally, government representatives seek to inspect a Company facility. If this happens, ask the representative to wait while you contact an authorized Company representative to assist them, then immediately notify your manager or supervisor and the Legal Department. Similarly, if someone arrives unexpectedly at an office or other company facility and attempts to serve legal papers, ask them to wait and then immediately notify the Legal Department.

Code of Conduct – Business Practices

Fair Dealing

We always deal fairly with Lumera’s customers, vendors, competitors and employees. We never take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practices.

Fair Competition

Competition in the marketplace benefits all of us as consumers. We are successful because we provide our customers with the best value for their money.

The Company does not:

•	Engage in any unfair practices against competitors

•	Pay bribes to help our business or to hurt a competitor

•	Steal competitors’ trade secrets

We always compete fairly. Our reputation is one of our greatest assets, and you are responsible for protecting the Company’s good name. We are truthful with our internal and external customers, vendors, suppliers and all others who do business with the Company. We do not misrepresent our products and we do not make false statements about our competitors or the products they sell.

Political Activities

Lumera believes that our democratic form of government benefits from citizens who are politically active. For this reason, Lumera encourages each of its employees to participate in civic and political activities in his or her own way. Lumera’s direct political activities are, however, limited by law.

Neither Lumera nor supervisory personnel within Lumera may require any employees to make any such contribution. Finally, Lumera cannot reimburse its employees for any money they contribute to political candidates or campaigns.

Political contributions by corporations – whether by direct or indirect use of corporate funds – may violate federal law and the law of some states. In the limited circumstances where political contributions by corporations are permitted with respect to state and local elections or issues, and where federal prohibitions are not applicable, corporate funds for these purposes may be expended only upon written approval of the Chief Executive Officer.

Public Relations

It is important that all information disclosed to the media, investors or the general public be accurate, complete and consistent. Only authorized Lumera spokespeople are permitted to speak to the media, investors or the general public regarding Company matters. If you are asked for information regarding the Company, follow these guidelines:

•	Refer a person asking questions about Lumera or the Company’s business or financial activities to Investor Relations or Media Relations.

•	If a member of the media, or someone else, appears unexpectedly at a Lumera facility and asks to shoot a video or take photographs or makes other inquiries, immediately notify your Manager or supervisor and refer the individual to Media Relations.

•	Do not use the phrase, “No comment”; politely and firmly tell the person to contact an authorized spokesperson for Lumera.

•	Refer inquiries about a former employee, such as a reference request, to Human Resources.

Commitment To The Environment

Lumera is committed to protecting the environment and complying with all applicable environmental laws and regulations. You can help the environment by recycling whenever possible.

Code of Conduct – Upholding Standards

Lumera requires that employees follow the law and conduct business with a high degree of integrity. The Company takes all reports of possible violations of the Code of Conduct, the law or any Lumera policy very seriously and will investigate such reports and take appropriate action.

We are each responsible for our own actions. No one has the authority to approve an illegal or improper act, and such an act cannot be justified because a superior “ordered it.” It is against Lumera policy for you to direct or encourage another employee to violate the law or Company policy or otherwise to act improperly. If you are faced with this situation, take action. Talk to your supervisor or a Human Resources representative, use the Open Door or call the Helpline.

Failure to comply with the law and the Code of Conduct can have severe consequences for the employees involved, as well as the Company. Any employee who violates the Code of Conduct or the law will be subject to discipline up to, and including, termination of employment. Discipline also may be imposed for the following infractions. This is not an exhaustive list.

•	Refusing to cooperate in a fact-finding process or other investigation

•	Retaliating against another employee for reporting a violation or for cooperating in a fact-finding process or other investigation

•	Fabricating a report or providing false or misleading information or making material omissions in a fact-finding process or other investigation

•	Directing or encouraging another employee to violate the law or the Code of Conduct

•	Failing to report a violation of law or this Code of Conduct or engaging in any act or omission to conceal such a violation

Actions that violate the Code of Conduct may also violate governmental laws. Such violations can subject the individuals involved to prosecution, imprisonment and fines. When appropriate, law enforcement and other governmental authorities may be contacted.